UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Imprimis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45323A201

(CUSIP Number)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LSAF Holdings LLC I.R.S. #35-2458918

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (1)

12.	Type of Reporting Person OO

(1)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value Master Fund II L.P. I.R.S. #98-0572025

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (2)

12.	Type of Reporting Person PN

(2)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value GP L.P. I.R.S. #98-0571994

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (3)

12.	Type of Reporting Person PN

(3)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Asset Based Value GP LLC I.R.S. #26-2159850

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (4)

12.	Type of Reporting Person OO

(4)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Perella Weinberg Partners Capital Management LP I.R.S. #20-8547180

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (5)

12.	Type of Reporting Person IA

(5)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) IMMY Funding LLC I.R.S. #47-3743406

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (6)

12.	Type of Reporting Person OO

(6)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) LSAF Funding LLC I.R.S. #80-0969719

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (7)

12.	Type of Reporting Person OO

(7)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Life Sciences Alternative Funding Holdings LLC I.R.S. #35-2458972

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (8)

12.	Type of Reporting Person OO

(8)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 45323A201		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) David Schiff

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 125,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (9)

12.	Type of Reporting Person IN

(9)  The reporting person is the beneficial owner of a warrant to purchase shares of the issuer’s common stock (“Warrant”) and would be entitled to receive 125,000 shares of the issuer’s common stock if the Warrant was exercised and converted in full, which would constitute approximately 0.9% of the issuer’s then outstanding common stock following the issuance of 125,000 additional shares of the issuer’s common stock in respect of the fully-exercised Warrant.  Percentage calculation assumes that there are currently 13,229,320 outstanding shares of the issuer’s common stock, based on the issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

Explanatory Note

This Amendment No. 1 to the Schedule 13G originally filed on March 28, 2016 is being filed to report that, in connection with the discharge and replacement with debt of a convertible note convertible into shares of the issuer’s common stock, the beneficial ownership of each of the reporting persons has decreased to below five percent of the issuer’s shares of common stock.

Item 1.
	(a)	Name of Issuer Imprimis Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12264 El Camino Real, Suite 350 San Diego, CA 92130

Item 2.
(a)

Name of Person Filing

IMMY Funding LLC is the record holder of a warrant to purchase shares of the issuer’s common stock (“Warrant”). LSAF Funding LLC is the sole member of NSPH Funding LLC. Life Sciences Alternative Funding Holdings LLC is the sole member of LSAF Funding LLC. LSAF Holdings LLC is the controlling equity owner of Life Sciences Alternative Funding Holdings LLC. LSAF Holdings LLC is managed by its managing member, Perella Weinberg Partners Asset Based Value Master Fund II L.P. Perella Weinberg Partners Asset Based Value GP L.P. is the general partner of Perella Weinberg Partners Asset Based Value Master Fund II L.P. Perella Weinberg Partners Asset Based Value GP LLC is the general partner of Perella Weinberg Partners Asset Based Value GP L.P. Perella Weinberg Partners Capital Management LP is the Managing Member of Perella Weinberg Partners Asset Based Value GP LLC. David Schiff holds voting and investment control over the shares of the issuer’s common stock issuable upon exercise of the Warrant and investment control over the Warrant.

(b)

Address of the Principal Office or, if none, residence
The address of the Principal Office of IMMY Funding LLC is 50 Main Street, Suite 1000, White Plains, NY 10606.  The address of the Principal Office of each of the other reporting persons is 767 Fifth Avenue, New York, NY 10153.

(c)

Citizenship
The jurisdiction of formation of each of IMMY Funding LLC, LSAF Funding LLC, Life Sciences Alternative Funding Holdings LLC, LSAF Holdings LLC, Perella Weinberg Partners Asset Based Value GP L.P., Perella Weinberg Partners Asset Based Value GP LLC and Perella Weinberg Partners Capital Management LP is the State of Delaware.  The jurisdiction of formation of Perella Weinberg Partners Asset Based Value Master Fund II L.P. is the Cayman Islands. Mr. Schiff is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 45323A201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

☒  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2017

LSAF HOLDINGS LLC

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.
Title: General Partner

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

	By:	/s/ Frances Ni
	Name:	Frances Ni
	Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET BASED VALUE MASTER FUND II L.P.

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.
Title: General Partner

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

	By:	/s/ Frances Ni
	Name:	Frances Ni
	Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

IMMY FUNDING LLC

By: LSAF FUNDING LLC
Title: Managing Member

By: LIFE SCIENCES ALTERNATIVE FUNDING HOLDINGS LLC
Title: Managing Member

By: LSAF HOLDINGS LLC
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.
Title: General Partner

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

LSAF FUNDING LLC

By: LIFE SCIENCES ALTERNATIVE FUNDING HOLDINGS LLC
Title: Managing Member

By: LSAF HOLDINGS LLC
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.
Title: General Partner

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

LIFE SCIENCES ALTERNATIVE FUNDING HOLDINGS LLC

By: LSAF HOLDINGS LLC
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE MASTER FUND II L.P.
Title: Managing Member

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP L.P.
Title: General Partner

By: PERELLA WEINBERG PARTNERS ASSET BASED VALUE GP LLC
Title: General Partner

By: PERELLA WEINBERG PARTNERS CAPITAL MANAGEMENT LP
Title: Managing Member

By:	/s/ Frances Ni
Name:	Frances Ni
Title:	Authorized Person

/s/ DAVID SCHIFF
Name: David Schiff